SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities

Exchange Act of 1934

PetroSearch Energy Corporation

(Name of Subject Company (Issuer))

Tiberius Capital, LLC

Tiberius Management, Inc.

Hyperion Capital, L.P.

Hyperion Capital Management, LLC

Fife Trading, Inc.

John M. Fife

(Names of Filing Persons – Offeror)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

71675Y100

(CUSIP Number of Class of Securities)

Eric M. Fogel, Esq.

Schuyler, Roche & Crisham, P.C.

130 East Randolph Street, Suite 3800

Chicago, Illinois 60601

(312) 565-2400

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$4,951,399	$277

*	Estimated solely for purposes of calculating the filing fee. Based upon information set forth in the issuer’s most recent quarterly or annual report, and any current report subsequent thereto, filed with the Commission, including the Form 10-K filed March 31, 2009, and the Form 10-Q filed May 15, 2009. This amount is determined by multiplying (a) the 15,004,239 shares of common stock, par value $0.001 per share, of the issuer (“Shares”) which the offeror is offering to purchase (which amount, together with the 6,106,014 Shares owned by the offeror, is 51% of the total outstanding Shares on a fully diluted basis) by (b) the offer price of $0.33 net per Share (without interest and subject to applicable withholding taxes).

**	Determined pursuant to Rule 0-11 under the Exchange Act by multiplying the estimated transaction value by 0.00005580.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	Third party tender offer subject to Rule 14d-l .

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

2

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Tiberius Capital, LLC, an Illinois limited liability company (“Purchaser”), Tiberius Management, Inc., an Illinois corporation, Hyperion Capital, L.P., an Illinois limited partnership, Hyperion Capital Management, LLC, an Illinois limited liability company, Fife Trading, Inc., an Illinois corporation, and John M. Fife. This Schedule TO relates to the third-party tender offer by Purchaser to purchase 15,004,239 shares of common stock, $0.001 par value per share (“Shares”), of PetroSearch Energy Corporation, a Nevada corporation (the “Company), at a net price per Share equal to $0.33 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 22, 2009 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) hereto, and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase, as amended or supplemented, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B) hereto.

The information required by each item of this Schedule TO is hereby incorporated herein by reference from the Offer to Purchase, including each schedule thereto, in answer to such item, except as otherwise provided herein.

Item 1. Summary Term Sheet.

The information in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

The information in the Offer to Purchase is incorporated herein by reference, including the information under the following caption(s) therein: “Certain Information Concerning the Company” and “Trading Market and Price.”

Item 3. Identity and Background of Filing Person.

The information in the Offer to Purchase under the caption “Identity and Background of Filing Person(s)” is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information in the Offer to Purchase is incorporated herein by reference, including the information under the following caption(s) therein: “Summary Term Sheet” and “Terms of the Offer.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information in the Offer to Purchase is incorporated herein by reference, including the information under the following caption(s) therein: “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements.”

Item 6. Purposes of the Transaction and Plans or Proposals.

The information in the Offer to Purchase is incorporated herein by reference, including the information under the following caption(s) therein: “Purposes of the Offer and Plans, Proposals or Negotiations.”

Item 7. Source and Amount of Funds or Other Consideration.

The information in the Offer to Purchase is incorporated herein by reference, including the information under the following caption(s) therein: “Sources and Amount of Funds” and “Fees and Expenses.”

Item 8. Interest in Securities of the Subject Company.

The information in the Offer to Purchase is incorporated herein by reference, including the information under the following caption(s) therein: “Identity and Background of Filing Person(s)” and “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements.”

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

The information in the Offer to Purchase under the caption “Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

Not Applicable

Item 11. Additional Information.

The information in the Offer to Purchase is incorporated herein by reference, including the information under the following caption(s) therein: “Certain Agreements, Regulatory Requirements and Legal Proceedings.”

Item 12. Exhibits.

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated June 22, 2009

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(5)(A)	Press Release dated June 22, 2009

(a)(5)(B)	Letter from Tiberius Capital, LLC to PetroSearch Energy Corporation dated June 22, 2009

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

Item 13. Information Required by Schedule 13E-3.

Not Applicable

4

Signature

After due inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 22, 2009

TIBERIUS CAPITAL, LLC
By: Tiberius Management, Inc., its manager

By: /s/ Robert T. Sullivan
Name: Robert T. Sullivan
Title: Authorized Signatory

TIBERIUS MANAGEMENT, INC.

By: /s/ Robert T. Sullivan
Name: Robert T. Sullivan
Title: Authorized Signatory

HYPERION CAPITAL, L.P.
By: Hyperion Capital Management, LLC, its general partner
By: Fife Trading, Inc., its manager

By: /s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

HYPERION CAPITAL MANAGEMENT, LLC
By: Fife Trading, Inc., its manager

By: /s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

FIFE TRADING, INC.

By: /s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

JOHN M. FIFE
/s/ John M. Fife

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated June 22, 2009

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(5)(A)	Press Release dated June 22, 2009

(a)(5)(B)	Letter from Tiberius Capital, LLC to PetroSearch Energy Corporation dated June 22, 2009

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable